Exhibit 99.1

Third Quarter 2010 Report to Shareholders

For the Three and Nine Months Ended May 31, 2010
(Unaudited)

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	6
Overview of Consolidated Results	7
Radio	9
Television	10
Corporate	11
Quarterly Consolidated Financial Information	11
Risks and Uncertainties	12
Outlook	13
Financial Position	13
Liquidity and Capital Resources	14
Outstanding Share Data	15
Changes in Internal Control Over Financial Reporting	15
Key Performance Indicators	16
Impact of new Accounting Policies	17
Recent Accounting Pronouncement	17
Consolidated Financial Statements and Notes	20

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

HIGHLIGHTS

Financial Highlights
(These highlights are derived from the unaudited consolidated financial statements)	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
	2010	2009	2010	2009
Revenues
Radio	71,426	65,508	198,190	198,971
Television	147,013	129,846	435,242	394,526
	218,439	195,354	633,432	593,497
Segment profit
Radio	21,877	16,072	52,266	45,193
Television	59,452	50,672	179,724	162,433
Corporate	(7,511)	(5,328)	(19,502)	(13,859)
	73,818	61,416	212,488	193,767

Net income (loss)	31,411	(145,030)	119,922	(75,368)
Earnings (loss) per share
Basic	$0.39	$(1.81)	$1.49	$(0.94)
Diluted	$0.39	$(1.81)	$1.48	$(0.94)

Significant Events in the Quarter

•
On March 1, 2010, the Company launched Sundance Channel in Canada and W Movies. Based on the internationally recognized brand, the Sundance Channel features a broad range of programming from niche, genre-focused cinema to obscure and socially provocative titles. W Movies is an extension of the Company’s successful W Network brand.

•
On March 11, 2010, the Company’s Radio division was awarded two awards at the 2010 Canadian Music and Broadcast Industry Awards and four Crystal Awards. These awards include Station of the Year, Country (Country 105, Calgary), Station of the Year, Classic Gold (Q107, Toronto), Station Promotion Campaign - Gold (107.5 DAVE FM, Kitchener), Station Promotion Campaign - Silver (107.5 DAVE FM, Kitchener), Station Single - Bronze (Corus Radio Winnipeg) and Station Promotion Campaign - Bronze (FM96, London).

•
Beginning on March 22, 2010, and over the following week, the CRTC released a group of related policy statements that impact directly upon television licensees and indirectly upon radio.  These are the main issues related to the licensing process for television licensees as the system migrates to wholly digital distribution platforms over the next few years.  The key policy documents are listed as follows: (A) A group-based approach to the licensing of private television services.  Broadcasting Regulatory Policy, CRTC 2010-167, March 22, 2010; (B) The implications and advisability of implementing a compensation regime for the value of local television signals: A report prepared pursuant to section 15 of the Broadcasting Act, March 23, 2010; (C) Commercial advertising in the local availabilities of non-Canadian services.  Broadcasting Regulatory Policy 2010-189, March 29, 2010; (D) Regulatory framework for video-on-demand undertakings. Broadcasting Regulatory Policy 2010-190, March 29, 2010.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

•
On March 23, 2010, the Company was named one of Canada’s Best Diversity Employers. This award recognizes companies that have exceptional workplace diversity and inclusiveness programs. This is the second year in a row that Corus has been honoured.

•	On March 31, April 30 and May 31, 2010 the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares respectively.
•
On April 20, 2010, Corus Radio Winnipeg was honoured with a Golden Hand Award from Volunteer Manitoba for its Hunger for Hope campaign which is aimed toward ending child hunger in the province. This is the second year in a row that Corus Radio Winnipeg has been honoured.

•
On April 30, 2010, the Company announced that, subject to regulatory approvals, it had reached  an agreement with Cogeco Inc. for it to acquire its Corus Quebec radio stations: Montreal French (CKOI 96,9, 98,5, CKAC Sports - including CKAC’s digital license), Montreal English (The Q 92.5), Quebec City (102,9 Souvenirs Garantis, CKOI 102,1), Gatineau (104,7 Souvenirs Garantis), Sherbrooke (107,7 Souvenirs Garantis, CKOI 104,5), Trois-Rivières (106,9 Souvenirs Garantis) and St-Jérôme (CIME 103,9).

•	On May 3, 2010, the Company appointed Doug Murphy as President, Corus Television and on May 10, 2010, the Company appointed Hal Blackadar as interim President, Corus Radio.
•	On May 20, 2010, the Company began to consolidate its Toronto locations and 1,100 employees into its new waterfront facility, Corus Quay.
•	On May 27, 2010, the Company’s Nelvana Enterprises announced a number of broadcast and licensing deals for the successful relaunch of the boys action new animated series BEYBLADE: Metal Fusion.

Significant Events Subsequent to the Quarter

•	On June 2, 2010, the Company was named one of Canada’s Top Employers for Young People in 2010. This award recognized Corus as one of Canada’s leaders in attracting and training younger employees.
•
On June 2, 2010, the Company’s Nelvana Enterprises announced new broadcasting and licensing deals at Licensing International Expo for its animated properties Babar and the Adventures of Badou and Max & Ruby.

•
On June 5, 2010, the Company’s Vancouver radio station, CKNW AM 980, was honoured with six awards at the 2010 RTNDA British Columbia Regional Awards Gala. These awards include the Byron MacGregor Award for Best Newscast, the Charlie Edwards Award for Spot News, the Dave Rogers Award for Short Feature (Large Market), the Ron Laidlaw Award for Continuing Coverage and the Sam Ross Award for Editorial/Commentary. CKNW AM 980 on-air host Tom Mark was also recognized with a 2010 RTNDA Lifetime Achievement Award.

•
On June 14, 2010, the Company’s Movie Central announced that eight Canadian original productions have been greenlit for production including new seasons of the comedy series Call Me Fitz, Less Than Kind and Living In Your Car; the six-part stand-up comedy series Just For Laughs: Funny As Hell (working title); Skins, a new Canadian content series based on the popular U.K. version; the mockumentary series The Yard; and original films Sleepyhead and Scaredycat.

•
On June 15, 2010, marblemedia announced that it will produce Splatalot, a 26-episode series featuring Canada’s largest extreme obstacle course. The series is a medieval-themed physical game show geared to the tween audience and will air on YTV in Canada, BBC in the U.K. and ABC in Australia.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

•
On June 15, 2010, the Company’s Movie Central announced that it had partnered with William Shatner’s production company Melis Productions and Ballinran Productions Limited to produce The Captains (working title), a feature length documentary on the life of William Shatner.

•
On June 16, 2010, the Company’s W Network announced a slate of nine new original series that are currently in production for the networks’ upcoming fall and winter schedules. Featuring many new talents and familiar faces including Candice Olson and Ty Pennington, and series such as Come Dine with Me Canada, this lineup of new shows includes more home-focused programming featuring all aspects of the home, from renovation and design, to financing, buying, selling and entertaining.

•	On June 17, 2010, the Company’s Bob Layton from Corus Radio Edmonton’s 630 CHED and iNews880 was honoured with a 2010 RTNDA Lifetime Achievement Award in the Prairie Region.
•	On June 30, 2010, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares, respectively.
•
On July 7, 2010, the Company, in partnership with BlueNest Technologies, launched CorusConnect, an exclusive and leading edge web-based service tool which enables Corus Radio Toronto’s retail and agency partners to manage all aspects of their account online and at their convenience.  Corus is the first Canadian radio broadcaster to provide this service.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three months ended May 31, 2010 is prepared at June 30, 2010.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2009 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Overview of Consolidated Results

Net income for the third quarter was $31.4 million on revenues of $218.4 million, as compared to a net loss of $145.0 million on revenues of $195.4 million in the prior year.  Television segment profit increased by 17%, while Radio increased by 36%.  Please refer to the discussion of segmented results for further analysis.

Revenues

Revenues for the third quarter were $218.4 million, an increase of 12% from $195.4 million last year.  Subscriber revenues increased by 13% and advertising revenues increased by 11% in the quarter.  Television revenues increased by 13% and Radio revenues increased by 9% in the quarter.  For the nine month period, revenues of $633.4 million represented an increase of 7%.  Subscriber revenues increased by 11% and advertising revenues increased by 2% in the nine month period.  Television revenues increased by 10%, while Radio revenues were flat in the nine month period. Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the third quarter were $144.6 million, up 8% from $133.9 million in the prior year. This increase is attributed to higher program rights amortization in the Television division and higher general and administrative costs in Television and Corporate.  For the nine month period, expenses of $420.9 million represented a 5% increase over the prior year as a result of higher program rights amortization in the Television division and higher Corporate costs.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the first three quarters was essentially unchanged from last year. Depreciation on expenditures made in relation to Corus Quay will commence in the fourth quarter of fiscal 2010.

Interest expense

Interest on long-term debt is up from the prior year due to the issuance of new debt in the second quarter of fiscal 2010.  In February 2010, the Company issued $500.0 million in senior unsecured guaranteed notes due 2017 (the “Notes”) that pay interest at 7.25%. The Company used these proceeds to pay down bank debt.  The effective interest rate on bank loans and notes for the first three quarters of fiscal 2010 was 5.1% compared to 4.3% on bank loans last year.

Disputed regulatory fees

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement includes waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009. The Company had accrued $16.2 million over that period, and reversed this accrual in the first quarter of fiscal 2010.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Debt refinancing loss

In the second quarter of fiscal 2010, the Company issued $500.0 million in Notes. The proceeds of the Notes issue were used to pay down the existing $500.0 million term facility.  Concurrently, the interest rate swap agreements that fixed the interest rate on $400.0 million of the bank debt were terminated, and the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt refinancing loss of $14.3 million. The components of this loss include mark-to-market payments on the termination of the interest rate swap agreements, and the non-cash write-off of deferred financing fees related to the previous credit facility.

Other expense (income), net

Other expense increased in the third quarter and year-to-date of fiscal 2010 due to rental expenses incurred on Corus Quay prior to the completion of the project. The Company began occupying the new facility at the end of the third quarter of fiscal 2010, and has incurred duplicate rent and will continue to for a short period of time until the move is complete. The prior year’s quarter includes a $3.2 million restructuring provision related to the Quebec Radio operations, and the prior year-to-date includes a gain of $7.2 million related to the sale of a residential audio business.

Income taxes

The effective tax rate for the first three quarters of fiscal 2010 was 22.1%, compared to the Company’s 31.7% statutory rate. The difference is due almost entirely to the impact of a change in the Ontario provincial long-term tax rate that became effective in the first quarter. This rate change resulted in the Company recording a non-cash recovery of $14.2 million through the income tax expense line.

Net income and earnings per share

Net income for the third quarter was $31.4 million, as compared to a net loss of $145.0 million last year. Earnings per share for the third quarter were $0.39 basic and diluted, compared to a loss per share of $1.81 basic and diluted last year. Net income for the prior year’s quarter includes a $172.5 million after-tax broadcast license and goodwill impairment charge.  Removing the impact of this item results in adjusted third quarter basic earnings per share of $0.34 in the prior year.

Net income for the current year-to-date also includes a reversal of the disputed regulatory fee accrual, a reduction in the income tax rate and a debt refinancing loss.

The weighted average number of shares outstanding has increased in the current year due to the exercise of stock options and the issuance of shares from treasury under the dividend reinvestment plan.

Other comprehensive income (loss), net of tax

The significant item in other comprehensive income was the change in the unrealized fair value of the Company’s interest rate swap agreements. In the second quarter of fiscal 2010, the Company terminated the agreements. As a result, the unrealized change in the fair value of the agreements that were previously recorded in other comprehensive income was reversed through other comprehensive income and recorded in net income as a component of the debt refinancing loss.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Radio

The Radio division comprises 50 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Nine months ended
(thousands of Canadian dollars)	May 31,		May 31,
	2010	2009	2010	2009
Revenues
West	25,142	25,061	71,219	78,663
Ontario	24,454	20,534	68,118	62,821
Quebec and other	21,830	19,913	58,853	57,487
	71,426	65,508	198,190	198,971

Segment profit
West	9,208	8,877	23,962	27,641
Ontario	8,302	5,132	20,160	15,462
Quebec and other	4,367	2,063	8,144	2,090
	21,877	16,072	52,266	45,193

Revenues for the third quarter increased by 9%, and revenues for the year-to-date are flat compared to the prior year.  Revenues in the West returned to growth for the quarter after several quarters of decreases, although they remain down 9% for the year-to-date as the economic downturn in Canada did not impact results in the West until midway through the second quarter of fiscal 2009.  In addition, markets in Alberta have been impacted by rate compression as a result of new licenses in those markets.  Revenues in the rest of Canada experienced strong growth for the quarter, resulting in growth on the year-to-date as well.  The Company’s results for the quarter and for the year-to-date exceed the performance of the overall market in Canada in cities where we compete.

Direct cost of sales, general and administrative expenses for the third quarter were flat compared to the prior year, and decreased by 5% for the year-to-date. Variable expenses increased slightly in the quarter on higher CRTC Part II fees and sales commission earned on the higher revenues, although the Company continues to benefit from a transition to a lower average cost of sales structure on national sales.  Fixed costs, which represent a much higher proportion of the cost structure, were flat for the quarter and decreased by 5% for the year-to-date from the prior year.  The decrease was largely in employee related costs which results from initiatives taken by the Company recently to reduce the fixed cost base of the division.

Management’s focus on cost control during the recent time of revenue challenges has led to a significant improvement in segment profit margin in the third quarter and year-to-date, now that revenues have returned to growth.

In the first quarter of fiscal 2010, the Radio division reversed its August 31, 2009 disputed regulatory fee accrual of $8.9 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Radio division incurred a charge of $1.6 million.  This amount is included in segment profit for fiscal 2010, with no comparable amount in segment profit for fiscal 2009.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Television

The Kids segment comprises: YTV; Treehouse; Nickelodeon (Canada); a 50% interest in TELETOON and TELETOON Retro, and the Nelvana content business. The Specialty and Pay segment comprises: W Network; VIVA; W Movies; Sundance Channel (Canada); Corus’ western Canadian premium television services Movie Central (including HBO Canada) and Encore Avenue; Corus Custom Networks; three local television stations, and the Company’s interests in CMT Canada, Telelatino, DUSK and Cosmopolitan TV.

Financial Highlights

	Three months ended		Nine months ended
(thousands of Canadian dollars)	May 31,		May 31,
	2010	2009	2010	2009
Revenues
Kids	57,425	50,340	182,071	164,277
Specialty and Pay	89,588	79,506	253,171	230,249
	147,013	129,846	435,242	394,526

Segment profit
Kids	23,233	17,795	78,799	68,036
Specialty and Pay	36,219	32,877	100,925	94,397
	59,452	50,672	179,724	162,433

Revenues increased by 13% in the third quarter reflecting an increase of 13% on subscriber revenues and a return to strong growth in advertising revenues with an increase of 11%. Total specialty advertising revenues were up 14%, while non-specialty advertising revenues were down 11%. Other revenues grew 21% in the third quarter.  Subscriber revenue growth reflects the continued enthusiastic market response to our HBO Canada offering resulting in strong subscriber growth, the addition of two new offerings in W Movies and Sundance Channel, and enhanced wholesale fees for Movie Central.  Advertising revenues grew 19% on our Kids segment reflecting strengthening ratings and our success in monetizing our “co-view” audience.   Specialty advertising revenues on our Specialty and Pay segment showed a strong increase of 10% in the quarter. Non-specialty advertising revenues declined due to challenges faced by our cable advertising service.  The solid growth in other revenues reflects increased distribution and merchandising revenues from the Content business.  Year-to-date subscriber revenues have increased 11% while advertising revenues have returned to growth with an increase of 4% over the prior year.  Movie Central (including HBO Canada) finished the quarter with 970,000 subscribers, up 2% from the same period last year.

Direct cost of sales, general and administrative expenses increased by 11% in the third quarter and 10% for the year-to-date.  Direct cost of sales, which includes amortization of program rights and film investments, increased by 9% for the quarter and 12% for the year-to-date.  Amortization of program rights costs fluctuate with changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.   Amortization of film investments fluctuate in proportion to the volume of service work in the studio and content distribution revenues.  Planned investment in programming for our Women’s networks to drive growth also contributed to the increased costs.  General and administrative expenses increased in the quarter year-to-date as a result of increases in CRTC Part II fees, trademark costs, foreign exchange differences and expenses related to the launch of new services.  Television has maintained relatively flat employee related costs.

In the first quarter of fiscal 2010, the Television division reversed its August 31, 2009 disputed regulatory fee accrual of $7.3 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Television division incurred a charge of $1.2 million.  This amount is included in segment profit for fiscal 2010 with no comparable amount in fiscal 2009.

On November 30, 2009, the Company completed the acquisition of Drive-In Classics and SexTV.  These specialty services were rebranded Sundance Channel and W Movies, respectively, and their results are included in the Specialty and Pay segment commencing with the second quarter of fiscal 2010.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

In the first quarter of fiscal 2010, the Television division reversed its August 31, 2009 disputed regulatory fee accrual of $7.3 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Television division incurred a charge of $1.2 million.  This amount is included in segment profit for fiscal 2010 with no comparable amount in fiscal 2009.

On November 30, 2009, the Company completed the acquisition of Drive-In Classics and SexTV.  These specialty services were rebranded Sundance Channel and W Movies, respectively, and their results are included in the Specialty and Pay segment commencing with the second quarter of fiscal 2010.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Nine months ended
(thousands of Canadian dollars)	May 31,		May 31,
	2010	2009	2010	2009
Stock-based compensation	2,496	1,408	5,826	3,674
Other general and administrative costs	5,015	3,920	13,676	10,185
	7,511	5,328	19,502	13,859

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is higher in the current year due to changes in the assumptions underlying the expense recognition of certain plans, primarily related to the Company’s higher share price relative to the same period last year, as well as the granting of additional units under the long-term incentive plan in the current year.

Other general and administrative costs are up from the prior year primarily as a result of accruals for short-term compensation plans.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended May 31, 2010.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2009, except as noted in note 2 to the unaudited consolidated financial statements for the three and nine months ended May 31, 2010.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

[thousands of Canadian dollars, except per share amounts]
	Revenues	Segment	Net income	Earnings per share
		profit		Basic	Diluted
2010
3rd quarter	218,439	73,818	31,411	$0.39	$0.39
2nd quarter	192,664	55,445	14,603	0.18	0.18
1st quarter	222,329	83,225	73,908	0.92	0.91
2009
4th quarter	195,221	57,423	18,733	$0.23	$0.23
3rd quarter	195,354	61,416	(145,030)	(1.81)	(1.81)
2nd quarter	181,358	51,009	29,029	0.36	0.36
1st quarter	216,785	81,342	40,633	0.51	0.50
2008
4th quarter	185,774	47,235	17,406	$0.21	$0.21

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2009, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income in the second quarter of fiscal 2010 was negatively impacted by $14.3 million in expenses related to the refinancing of the Company’s debt.
•	Net income in the first quarter of fiscal 2010 was positively impacted by $14.2 million in income tax rate changes and the reversal of a $16.2 million disputed regulatory fee accrual.
•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $172.5 million, net of tax of $2.5 million, related to the Radio division.
•	Net income in the second quarter of fiscal 2009 was positively impacted by a gain of $7.2 million related to the disposition of a residential audio service.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2009 except as noted below.

In April 2010, the Company announced that it had reached an agreement with a third party for that party to acquire the Corus Quebec Radio stations.  At this time, there remain significant regulatory hurdles that must be cleared prior to completing the proposed transaction.

On July 10, 2010 the Copyright Board announced that it had certified new royalties to be collected by certain collectives in respect of commercial radio stations.  The Company anticipates recording an expense increase in an approximate range of $6.0 million to $8.0 million in the fourth quarter to reflect the impact of the new royalties.  The Company estimates that the future annual impact of these new royalties to be approximately $2.0 million to $3.0 million in incremental expenses.  These increases relate primarily to certain newly certified tariffs that did not previously exist.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Outlook

At its annual Investor Day in September 2009, the Company updated investors on the Company’s fiscal 2010 strategic priorities and provided near-term financial guidance for the 2010 fiscal year.  In particular, the Company announced its fiscal 2010 guidance targets of consolidated segment profit of $255.0 to $270.0 million, and free cash flow of between $10.0 and $20.0 million. This annual guidance remains unchanged at the end of the third quarter of fiscal 2010.

The free cash flow guidance for fiscal 2010 is lower than in recent years due to the anticipated expenditures related to Corus Quay.  Since providing this guidance, the Company has made the decision to finance a portion of the cost of Corus Quay through capital leases, and as a result the Company is likely to exceed its guidance for free cash flow.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

Financial Position

Total assets at May 31, 2010 were $2.0 billion, compared to $1.87 billion at August 31, 2009.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2009.

Current assets increased by $43.6 million.  Cash and cash equivalents increased by $23.7 million.  Please see the discussion of cash flows in the next section.  Accounts receivable increased by $24.2 million from year-end and $12.4 million from the previous quarter.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivable.

Tax credits receivable increased as a result of accruals related to film production.  Investments and other assets increased as a result of entering into a new trademark licensing arrangement in the Television division.  Capital assets increased by $43.8 million, as spending on Corus Quay ramped up significantly in the second and third quarter.  Broadcast licenses and goodwill balances increased as a result of an acquisition of two specialty television services in the first quarter.  Program and film rights (current and non-current) increased by $8.5 million, as additions of acquired rights of $132.6 million were offset by amortization during the period. In particular, investments in programming were made relating to the launch of Nickelodeon in Canada, W Movies and the Sundance Channel in the first and second quarters.  Film investments increased by $5.3 million, as net film spending of $48.7 million was offset by film amortization and accruals for tax credits.  In the first quarter of fiscal 2010, the broadcast business made significant investments in third-party-produced film projects as part of its conditions of license.

Accounts payable and accrued liabilities increased as a result of interest payable on long-term debt.  Prior to the issuance of the notes in the second quarter, interest on bank debt was paid monthly or quarterly.  Interest on the notes is paid semi-annually, in February and August.  A decrease in accrued liabilities related to the reversal of the disputed regulatory fees was offset by an increase related to general accounts payable.  Income taxes payable increased due to the timing of income tax installment payments.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Long-term debt increased by $29.6 million. The Company utilized its debt to finance the acquisition of two specialty television services in the first quarter.  Other long-term liabilities increased by $9.5 million due to increased accruals for program rights, trademark intangibles and capital leases.  In addition, units granted under the Company’s long-term incentive plan were modified from equity-based to cash-based awards in the third quarter, and balances accrued were transferred from contributed surplus to other long-term liabilities.   These increases were offset by the extinguishment of the liability associated with the Company’s interest rate swap agreements.  Net future tax liability (including current future tax asset) decreased by $8.4 million primarily due to a change in long-term Ontario provincial tax rates.

The exercise of employee stock options added $10.5 million to share capital and the issuance of shares from treasury under the Company’s new dividend reinvestment plan added $2.7 million to share capital.  Contributed surplus decreased by $5.4 million.  Units that had vested under the Company’s long-term incentive plan were paid in cash in the first quarter.  The remaining outstanding units were confirmed to be cash-based awards in the third quarter and the balances were transferred to other long-term liabilities.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $23.7 million in fiscal 2010, compared to an increase of $12.7 million in the prior year.  Free cash flow for fiscal 2010 was $46.3 million, compared to free cash flow of $76.4 million in the prior year.  After adding back the impact of business combinations, adjusted free cash flow in fiscal 2010 is $82.3 million.  This increase in free cash flow reflects higher cash from operating activities, offset somewhat by higher capital expenditures.  Please see Key Performance Indicators for a reconciliation of free cash flow to consolidated statements of cash flows.

Cash provided by operating activities in fiscal 2010 was $133.2 million, compared to $81.3 million last year.  This increase is related primarily to an increase of $18.7 million in segment profit, $18.4 million in lower payments for program rights, $12.4 million in lower payments for interest and income tax and other timing differences related to working capital.  The variance related to interest and income tax payments is expected to reverse in the fourth quarter.

Cash used in investing activities in fiscal 2010 was $86.9 million, compared to cash used of $4.9 million last year.  Capital expenditures are higher in the current year, as the Company incurs costs related to Corus Quay in fiscal 2010.  Included in the current year is $49.2 million in Corporate capital expenditures related to Corus Quay.  In the first quarter of fiscal 2010, the Company completed the acquisition of two specialty television services for cash of $40.0 million, less a $4.0 million holdback to be paid later in the fiscal year.

Cash used in financing activities in fiscal 2010 was $22.6 million, compared to cash used of $63.7 million in the prior year.  In the current year, the Company issued $500.0 million in senior unsecured guaranteed notes, and used the proceeds to repay a portion of the bank debt balance. These transactions resulted in the payment of financing and swap termination fees.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Liquidity

As at May 31, 2010, the Company has available $300.0 million under a revolving term credit facility that matures on February 10, 2014.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at May 31, 2010, the Company had a cash balance of $34.6 million and a positive working capital balance.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

In planning for fiscal 2010, the Company made one of its priorities to assess its overall long-term debt structure in order to improve its financial flexibility.  As noted in the first quarter, the Company intended to file a short-form base prospectus to enable it to offer and issue securities.  The Company achieved this objective in the second quarter with the issuance of $500.0 million in senior unsecured guaranteed notes due 2017 paying interest at 7.25%.

Net debt to segment profit

As at May 31, 2010, net debt was $646.7 million, up from $640.8 million at August 31, 2009.  Net debt to segment profit at May 31, 2010 was 2.4 times, down from 2.6 at August 31, 2009.  This ratio remains below management’s stated long-term range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

In the second quarter of fiscal 2010, the Company terminated its interest rate swap agreements that had fixed a portion of the interest rate on its bank debt.  As a result, the Company has no derivative instruments outstanding as at May 31, 2010.

Contractual commitments

In fiscal 2010, the Company has added the following contractual obligations related to the construction of Corus Quay:

(thousands of Canadian dollars)	Total	Less than one year	One to three years	Four to five years	After five years

Capital leases	7,340	817	4,298	2,144	81

Outstanding Share Data

As at June 30, 2010, 3,444,128 Class A Voting Shares and 77,625,378 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three and nine months ended May 31, 2010 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders
Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2009, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

In particular, segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income and retained earnings. Segment profit may be calculated and presented for an individual operating segment, a line of business, or for the consolidated Company.  The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before: (i) non-cash expenses such as depreciation and amortization; (ii) interest expense; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as: goodwill and broadcast license impairment; disputed regulatory fees; debt refinancing loss and certain other income and expenses (note 10 to the interim consolidated financial statements).  Segment profit is also one of the measures used by the investing community to value the Company and is included in note 12 to the interim consolidated financial statements.

Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.  The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2010	2009	2010	2009
Cash provided by (used in):
Operating activities	48,349	33,364	133,211	81,299
Investing activities	(23,349)	(4,566)	(86,862)	(4,851)
Free cash flow	25,000	28,798	46,349	76,448

Net debt
	As at May 31,	As at August 31,
(thousands of Canadian dollars)	2010	2009
Long-term debt	681,343	651,767
Cash and cash equivalents	(34,629)	(10,922)
Net debt	646,714	640,845

Net debt to segment profit
	As at May 31,	As at August 31,
(thousands of Canadian dollars)	2010	2009
Net debt (numerator)	646,714	640,845
Segment profit (1) (denominator)	269,911	251,190
Net debt to segment profit	2.4	2.6
(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Impact of New Accounting Policies

Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs” was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has implemented an IFRS project, and has committed adequate internal and external resources towards this project, including assembling a project team with a dedicated project team leader that includes senior levels of management.  Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS project has been established.

Although the Company has completed preliminary assessments of accounting and reporting differences, impacts on systems and processes, it has not yet finalized these assessments.  As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management’s Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date.  The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position.   On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to September 1, 2010.
Cumulative translation differences	The Company expects to elect to reset cumulative translation differences for foreign operations to zero at September 1, 2010.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP.  Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements.  The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas management believes to be most significant.  However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements.  Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.  At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.  Please see the section entitled “Cautionary statement regarding forward-looking statements”.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to financial statements.
Property, Plant and Equipment (IAS 16)
Componentization of significant real estate for separate amortization over a shorter useful life.
Remaining carrying value of underlying buildings subject to componentization amortized over a longer useful life.

Impairment of Assets (IAS 36)
Grouping of assets in cash generating units (CGU’s) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.
Goodwill allocated to and tested in conjunction with its related CGU or group of CGU’s that benefit from collective synergies.
Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Interests in Joint Ventures (IAS 31)	Joint venture interests accounted for using the equity method.
Income Taxes (IAS 12)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Intangible Assets (IAS 38)	Reinstatement of amortization of indefinite-lived intangibles
Business Combinations and Minority Interests (IFRS 3R)
Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.
Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Non-controlling interests presented as a separate component of shareholders’ equity.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS beginning September 1, 2010.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule.

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at May 31,	As at August 31,
(in thousands of Canadian dollars)	2010	2009
ASSETS (note 6)
Current
Cash and cash equivalents	34,629	10,922
Accounts receivable	170,937	146,784
Income taxes recoverable	-	7,267
Prepaid expenses and other	19,022	14,377
Program and film rights	141,937	146,195
Future tax asset	4,393	1,788
Total current assets	370,918	327,333
Tax credits receivable	37,207	26,698
Investments and other assets (note 3)	24,802	23,693
Property, plant and equipment	120,258	76,450
Program and film rights	105,295	92,579
Film investments (note 4)	97,451	92,180
Broadcast licenses	587,138	561,741
Goodwill	692,632	674,029
	2,035,701	1,874,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	186,434	171,055
Income taxes payable	14,428	-
Total current liabilities	200,862	171,055
Long-term debt (note 6)	681,343	651,767
Other long-term liabilities (notes 5, 7 and 8)	82,827	73,360
Future tax liability	97,046	102,842
Total liabilities	1,062,078	999,024
Non-controlling interest	15,445	21,401

SHAREHOLDERS’ EQUITY
Share capital (note 8)	853,833	840,602
Contributed surplus (note 8)	11,901	17,303
Retained earnings	104,027	20,380
Accumulated other comprehensive loss (note 16)	(11,583)	(24,007)
Total shareholders’ equity	958,178	854,278
	2,035,701	1,874,703

See accompanying notes

On behalf of the Board:

John M. Cassaday	Heather A. Shaw
Director	Director

July 14, 2010

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Revenues	218,439	195,354	633,432	593,497
Direct cost of sales, general and
administrative expenses (note 15)	144,621	133,938	420,944	399,730
Depreciation	5,294	4,795	15,133	14,986
Interest expense (notes 6 and 9)	14,544	8,945	32,345	29,013
Broadcast license and goodwill impairment	-	175,000	-	175,000
Disputed regulatory fees (note 18)	-	1,476	(16,194)	4,188
Debt refinancing loss (note 6)	-	-	14,256	-
Other expense (income), net (notes 10 and 15)	6,006	2,330	7,345	(1,279)
Income (loss) before income taxes
and non-controlling interest	47,974	(131,130)	159,603	(28,141)
Income tax expense (note 11)	14,603	12,417	35,213	44,123
Non-controlling interest	1,960	1,483	4,468	3,104
Net income (loss) for the period	31,411	(145,030)	119,922	(75,368)

Earnings (loss) per share (note 8)
Basic	$0.39	$(1.81)	$1.49	$(0.94)
Diluted	$0.39	$(1.81)	$1.48	$(0.94)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Net income (loss) for the period	31,411	(145,030)	119,922	(75,368)
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(16)	(1,791)	(540)	526
Unrealized change in fair value of available-for-sale
investments, net of tax	277	425	289	(355)
Recognition of change in fair value of available-
for-sale assets in net income	-	-	-	2,077
Unrealized change in fair value of cash flow hedges,
net of tax	-	857	3,431	(8,650)
Recognition of change in fair value of cash flow
hedge in net income, net of tax	-	-	9,244	-
	261	(509)	12,424	(6,402)
Comprehensive income (loss) for the period	31,672	(145,539)	132,346	(81,770)

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Share capital
Balance, beginning of period	846,747	840,363	840,602	848,257
Issuance of shares under stock option plan	5,779	132	10,510	490
Shares repurchased	-	-	-	(8,450)
Other	1,307	-	2,721	198
Balance, end of period	853,833	840,495	853,833	840,495

Contributed surplus
Balance, beginning of period	15,177	14,516	17,303	17,304
Stock-based compensation (note 8)	(1,181)	1,363	672	3,713
Settlement and modification of long-term
incentive plan (note 8)	(1,186)	-	(4,659)	(5,138)
Exercise of stock options	(909)	(9)	(1,415)	(9)
Balance, end of period	11,901	15,870	11,901	15,870

Retained earnings
Balance, beginning of period	84,785	170,684	20,380	131,594
Net income (loss) for the period	31,411	(145,030)	119,922	(75,368)
Dividends	(12,169)	(12,002)	(36,275)	(35,941)
Share repurchase excess	-	-	-	(6,633)
Balance, end of period	104,027	13,652	104,027	13,652

Accumulated other comprehensive loss
Balance, beginning of period	(11,844)	(26,043)	(24,007)	(20,150)
Other comprehensive income (loss), net of tax	261	(509)	12,424	(6,402)
Balance, end of period	(11,583)	(26,552)	(11,583)	(26,552)

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income (loss) for the period	31,411	(145,030)	119,922	(75,368)
Add (deduct) non-cash items:
Depreciation	5,294	4,795	15,133	14,986
Broadcast license and goodwill impairment	-	175,000	-	175,000
Amortization of program rights	40,958	41,191	124,174	117,708
Amortization of film investments	10,984	5,686	26,126	15,724
Future income taxes	(189)	1,200	(13,617)	8,810
Non-controlling interest	1,960	1,483	4,468	3,104
Stock option expense	216	344	672	971
Imputed interest	2,458	1,833	5,926	5,144
Debt refinancing loss	-	-	14,256	-
Other	(60)	197	(448)	(5,232)
Net change in non-cash working capital
balances related to operations	10,435	4,263	8,987	(1,859)
Payment of program and film rights	(41,272)	(48,792)	(125,545)	(143,967)
Net additions to film investments	(13,846)	(8,806)	(46,843)	(33,722)
Cash provided by operating activities	48,349	33,364	133,211	81,299

INVESTING ACTIVITIES
Additions to property, plant and equipment	(22,168)	(4,259)	(52,067)	(10,043)
Business combinations	-	-	(36,000)	(74,950)
Cash held in escrow	-	-	-	74,950
Cash flows for investments and other assets, net	(580)	(5)	2,284	6,628
Decrease in public benefits associated with acquisitions	(601)	(302)	(1,079)	(1,436)
Cash used in investing activities	(23,349)	(4,566)	(86,862)	(4,851)

FINANCING ACTIVITIES
Decrease in bank loans	(24,895)	(23,968)	(454,576)	(10,298)
Issuance of notes	-	-	500,000	-
Financing and swap termination fees	-	-	(30,997)	-
Issuance of shares under stock option plan	4,870	123	9,095	481
Shares repurchased	-	-	-	(15,083)
Dividend paid	(11,078)	(12,000)	(33,725)	(36,017)
Dividend paid to minority interest	-	-	(9,260)	(2,994)
Other	265	-	(3,179)	198
Cash used in financing activities	(30,838)	(35,845)	(22,642)	(63,713)

Net change in cash and cash equivalents
during the period	(5,838)	(7,047)	23,707	12,735
Cash and cash equivalents, beginning of period	40,467	39,424	10,922	19,642
Cash and cash equivalents, end of period	34,629	32,377	34,629	32,377

Supplemental cash flow disclosures (note 14)

See accompanying notes

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

1.   BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2009.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.   SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2009 annual consolidated financial statements, except as described below.

Changes in accounting policies

Effective September 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs”, was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s interim consolidated financial statements.

Pending accounting changes

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

3.	INVESTMENTS AND OTHER ASSETS
		As at May 31,	As at August 31,
		2010	2009
	Equity investments	9,154	10,229
	Trademark intangible assets	12,244	8,349
	Other	3,404	5,115
		24,802	23,693

4.	FILM INVESTMENTS
		As at May 31,	As at August 31,
		2010	2009
	Projects in development and in process, net of advances	26,935	22,173
	Completed projects and distribution rights	45,482	45,595
	Investments in third-party-produced film projects	25,034	24,412
		97,451	92,180

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31, 2009, the Company had $8,329 in accrued restructuring expenses in accounts payable and accrued liabilities and other long-term liabilities. In fiscal 2010, $3,649 has been paid in respect of these provisions and as at May 31, 2010, $4,680 remains unpaid. The Company anticipates that these provisions will be substantially paid in fiscal 2010 and 2011.

6.	LONG-TERM DEBT
		As at May 31,	As at August 31,
		2010	2009
	Bank loans	198,295	653,564
	Senior unsecured guaranteed notes	500,000	-
	Unamortized financing fees	(16,952)	(1,797)
		681,343	651,767

	In the second quarter of fiscal 2010, the Company closed an offering of $500,000 principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017 (the “Notes”).

	Concurrent with the closing of the offering of the Notes, the Company entered into an amended credit facility with a syndicate of banks that matures on February 11, 2014. The amount committed is $500,000, which is available on a revolving basis, and is otherwise on terms and conditions substantially similar to the Company’s prior credit facility.

	The transactions noted above resulted in the Company recording a $14,256 debt refinancing loss in the second quarter of fiscal 2010. The components of this loss include mark-to-market payments on the interest rate swap agreement termination and the write-off of unamortized financing fees related to the bank loans that were settled.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR. As at May 31, 2010, the weighted average interest rate on the outstanding bank loans and Notes was 6.4%. Interest on the bank loans, including the impact of the swap, and Notes averaged 5.4% for the first six months of fiscal 2010.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements. Under the facility, the Company has undertaken to maintain certain financial covenants. Management has determined that the Company was in compliance with the covenants provided under the bank loans as at May 31, 2010.

7.	OTHER LONG-TERM LIABILITIES

	As at May 31,	As at August 31,
	2010	2009
Public benefits associated with acquisitions	3,755	808
Unearned revenue	9,283	8,156
Program rights payable	33,763	25,435
Long-term employee obligations	7,714	2,387
Deferred leasehold inducements	6,333	5,117
Derivative fair value	-	17,850
Merchandising and trademark liabilities	14,123	10,885
Capital lease accrual	4,955	-
Other	2,901	2,722
	82,827	73,360

8.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

    Issued and outstanding
    The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2009 are summarized as follows:
	Class A		Class B
	Voting Shares		Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2009	3,444,528	26,674	76,608,074	813,928	840,602
Conversion of Class A Voting Shares
to Class B Non-Voting Shares	(400)	(3)	400	3	-
Issuance of shares under Stock
Option Plan	-	-	804,666	10,510	10,510
Issuance of shares under dividend
reinvestment plan	-	-	131,063	2,456	2,456
Repayment of executive stock
purchase loans	-	-	-	265	265
Balance as at May 31, 2010	3,444,128	26,671	77,544,203	827,162	853,833

Earnings per share The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended		Nine months ended
	May 31,		May 31,
	2010	2009	2010	2009
Net Income (loss) for the period (numerator)	31,411	(145,030)	119,922	(75,368)

Weighted average number of shares outstanding (denominator)
Weighted average number of shares
outstanding - basic	80,827	80,035	80,427	80,073
Effect of dilutive securities	664	-	678	-
Weighted average number of shares
outstanding - diluted	81,491	80,035	81,105	80,073

The calculation of diluted earnings per share for the third quarter and year-to-date of fiscal 2010 excluded 254,278 and 258,046 weighted average Class B Non-Voting Shares issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

Stock option plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

A summary of the changes to the stock options outstanding since August 31, 2009 is presented as follows:

	Number of options (#)	Weighted average
		exercise price ($)
Outstanding as at August 31, 2009	3,389,250	13.85
Granted	393,073	17.51
Forfeited or expired	(72,325)	18.33
Exercised	(804,666)	11.30
Outstanding as at May 31, 2010	2,905,332	14.94

As at May 31, 2010, the Company has outstanding stock options for 2,905,332 Class B Non-Voting Shares, of which 2,098,809 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2010, the Company has recorded stock-based compensation expense for the third quarter and year-to-date of $216 and $672 (2009 - $344 and $971), respectively. This charge has been credited to contributed surplus. Unrecognized stock-based compensation expense at May 31, 2010 related to the Plan was $2,335.

The fair value of each option granted in fiscal 2010 and 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2010	Fiscal 2009
Fair value	$3.65	$3.12
Expected life	5.6 years	5.4 years
Risk-free interest rate	2.77%	2.77%
Dividend yield	3.4%	3.4%
Volatility	28.7%	24.7%

Performance share units

The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the third quarter and year-to-date in respect of the PSU plan was $480 and $1,062 (2009 - $45 and $(39)), respectively.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

Long-term incentive plan

In the first and second quarters of fiscal 2010, 570,341 units were granted under this plan (2009 - 263,900 units), with vesting periods between two and five years.  The stock-based compensation expense recorded for the third quarter and year-to-date in respect of this plan was $1,800 and $4,092 (2009 - $1,019 and $2,742), respectively.  This charge has been credited to other long-term liabilities.

Units that vested on August 31, 2009 were paid in cash in September 2009.  This resulted in a reduction of $3,473 to contributed surplus in the first quarter of fiscal 2010.

In the third quarter of fiscal 2010, the plan text was modified to remove the option of settling the plan in shares.  As a result, the amounts previously credited to contributed surplus were transferred to other long-term liabilities.

Dividend reinvestment plan

In September 2009, the Company announced that its Board of Directors had approved a discount for Class B Non-Voting Shares issued from treasury pursuant to the terms of its dividend reinvestment plan.  In the first three quarters of fiscal 2010, the Company issued 131,063 Class B Non-Voting Shares, resulting in an increase in share capital of $2,456.

Other

The Company allows directors and senior management to receive their director’s fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share. These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At May 31, 2010, there were 164,682 deferred share units outstanding.

9.	INTEREST EXPENSE
		Three months ended		Nine months ended
		May 31,		May 31,
		2010	2009	2010	2009
	Interest on long-term debt	11,372	6,765	25,223	22,952
	Imputed interest on long-term liabilities	2,458	1,833	5,926	5,144
	Other	714	347	1,196	917
		14,544	8,945	32,345	29,013

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

10.	OTHER EXPENSE (INCOME), NET

	Three months ended		Nine months ended
	May 31,		May 31,
	2010	2009	2010	2009
Interest income	(138)	(323)	(1,231)	(1,026)
Foreign exchange losses (gains)	468	(1,004)	(199)	1,878
Losses (income) from equity investments	(62)	197	(570)	94
Pre-occupancy Corus Quay rent	5,038	-	8,396	-
Restructuring charges	-	3,192	-	3,192
Gain on disposal	-	-	-	(7,163)
Investment impairment	-	-	-	2,429
Other	700	268	949	(683)
	6,006	2,330	7,345	(1,279)

11.	INCOME TAXES

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2010 and 2009 is as follows:

	Fiscal 2010		Fiscal 2009
	$	%	$	%
Tax at combined federal and provincial rate	50,624	31.7	(9,267)	32.9
Broadcast license and goodwill impairment	-	-	54,787	(194.7)
Future tax recovery resulting from tax rate change	(14,244)	(8.9)	-	-
Non-taxable portion of capital gains	-	-	(1,471)	5.2
Other	(1,167)	(0.7)	74	(0.2)
	35,213	22.1	44,123	(156.8)

12.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through two operating divisions and five segments:

Radio

The Radio division comprises 50 radio stations, situated primarily in urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television division includes interests in several specialty television networks, pay television services, conventional television stations, cable advertising services and the Nelvana content business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2. Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

Divisional results

Three months ended May 31, 2010
	Radio	Television	Corporate	Consolidated
Revenues	71,426	147,013	-	218,439
Direct costs of sales, general
and administrative expenses	49,549	87,561	7,511	144,621
Segment profit	21,877	59,452	(7,511)	73,818
Depreciation	1,579	1,819	1,896	5,294
Interest expense	212	1,296	13,036	14,544
Other expense (income), net	(4)	1,256	4,754	6,006
Income (loss) before income taxes
and non-controlling interest	20,090	55,081	(27,197)	47,974

Three months ended May 31, 2009
	Radio	Television	Corporate	Consolidated
Revenues	65,508	129,846	-	195,354
Direct costs of sales, general
and administrative expenses	49,436	79,174	5,328	133,938
Segment profit	16,072	50,672	(5,328)	61,416
Depreciation	1,677	2,174	944	4,795
Interest expense	243	1,467	7,235	8,945
Broadcast license and goodwill impairment	175,000	-	-	175,000
Disputed regulatory fees	821	655	-	1,476
Other expense (income), net	3,165	(1,324)	489	2,330
Income (loss) before income taxes
and non-controlling interest	(164,834)	47,700	(13,996)	(131,130)

Nine months ended May 31, 2010
	Radio	Television	Corporate	Consolidated
Revenues	198,190	435,242	-	633,432
Direct costs of sales, general
and administrative expenses	145,924	255,518	19,502	420,944
Segment profit	52,266	179,724	(19,502)	212,488
Depreciation	4,847	5,596	4,690	15,133
Interest expense	612	3,651	28,082	32,345
Disputed regulatory fees	(8,901)	(7,293)	-	(16,194)
Debt refinancing loss	-	-	14,256	14,256
Other expense (income), net	69	563	6,713	7,345
Income (loss) before income taxes
and non-controlling interest	55,639	177,207	(73,243)	159,603

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

Nine months ended May 31, 2009
	Radio	Television	Corporate	Consolidated
Revenues	198,971	394,526	-	593,497
Direct costs of sales, general
and administrative expenses	153,778	232,093	13,859	399,730
Segment profit	45,193	162,433	(13,859)	193,767
Depreciation	4,950	6,959	3,077	14,986
Interest expense	697	3,867	24,449	29,013
Broadcast license and goodwill impairment	175,000	-	-	175,000
Disputed regulatory fees	2,183	2,005	-	4,188
Other expense (income), net	2,594	(4,965)	1,092	(1,279)
Income (loss) before income taxes
and non-controlling interest	(140,231)	154,567	(42,477)	(28,141)

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

In addition to evaluating performance of the divisions in total, management also measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

Revenues by segment
	Three months ended		Nine months ended
	May 31,		May 31,
	2010	2009	2010	2009
Radio
West	25,142	25,061	71,219	78,663
Ontario	24,454	20,534	68,118	62,821
Quebec and other	21,830	19,913	58,853	57,487
	71,426	65,508	198,190	198,971

Television
Kids	57,425	50,340	182,071	164,277
Specialty and Pay	89,588	79,506	253,171	230,249
	147,013	129,846	435,242	394,526

Segment profit
	Three months ended		Nine months ended
	May 31,		May 31,
	2010	2009	2010	2009
Radio
West	9,208	8,877	23,962	27,641
Ontario	8,302	5,132	20,160	15,462
Quebec and other	4,367	2,063	8,144	2,090
	21,877	16,072	52,266	45,193

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

Television
Kids	23,233	17,795	78,799	68,036
Specialty and Pay	36,219	32,877	100,925	94,397
	59,452	50,672	179,724	162,433

Revenues by type
	Three months ended		Nine months ended
	May 31,		May 31,
	2010	2009	2010	2009
Advertising	117,827	105,807	335,671	328,754
Subscriber fees	72,900	64,681	211,224	189,476
Other	27,712	24,866	86,537	75,267
	218,439	195,354	633,432	593,497

13.	CAPITAL MANAGEMENT

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2010 and 2009 is as follows:

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:

	As at May 31,	As at August 31,
	2010	2009
Long-term debt	681,343	651,767
Cash and cash equivalents	(34,629)	(10,922)
Net debt	646,714	640,845
Shareholders' equity	958,178	854,278
	1,604,892	1,495,123

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

The Company monitors capital on a number of bases, including net debt to segment profit ratio and dividend yield.  The Company’s stated objectives are to maintain a net debt to segment profit ratio at a long-term range of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to shareholders.  The Company is currently operating within these internally imposed objectives.

The Company is not subject to any externally imposed capital requirements, and there has been no change in the Company’s capital management approach during the period.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
		Three months ended		Nine months ended
		May 31,		May 31,
		2010	2009	2010	2009
	Interest paid	2,369	7,084	17,050	24,699
	Interest received	138	323	1,231	1,026
	Income taxes paid	7,293	5,451	27,141	31,890

15.	FOREIGN EXCHANGE GAINS AND LOSSES

	The Company has reflected certain gains and losses in its consolidated statements of income (loss) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2010	2009	2010	2009
Direct costs of sales, general and administrative expenses	(376)	(1,031)	(483)	335
Other expense (income), net	468	(1,004)	(199)	1,878
Total foreign exchange losses (gains)	92	(2,035)	(682)	2,213

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS
		As at May 31,	As at August 31,
		2010	2009
	Foreign currency translation adjustment	(12,014)	(11,474)
	Unrealized gain on available-for-sale investments, net of tax of $73	431	142
	Unrealized loss on cash flow hedge, net of tax	-	(12,675)
		(11,583)	(24,007)

17.	BUSINESS COMBINATIONS

	In the first quarter of fiscal 2010, the Company completed the acquisition of the specialty television services Drive-In Classics and SexTV. The Canadian Radio-television and Telecommunications Commission approved the acquisition on November 19, 2009 and the Company took over ownership and operation of these services, rebranded as Sundance Channel and W Movies, respectively, on November 30, 2009. The results of operations of these services, as well as their assets and liabilities, are included in the Specialty and Pay segment of the Television division effective December 1, 2009. The total cash consideration paid was $40.0 million, less a 10% holdback pending the completion of certain closing procedures. The Company anticipates releasing the holdback in the fourth quarter of fiscal 2010. The Company has not yet finalized the valuation of intangible assets for the purpose of allocating the purchase cost of the acquisition. The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2010
(in thousands of Canadian dollars, except share information)

	Assigned value of net assets acquired:
	Broadcast licenses	25,397
	Goodwill	18,603
	Other long-term liabilities	(4,000)
		40,000
	Holdback	(4,000)
	Cash consideration given	36,000

18.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

	In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees. The settlement included waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009. The Company had accrued $16,194 over that period, and reversed this accrual in the first quarter of fiscal 2010. In fiscal 2010, the Company began accruing for the revised fee, and in the first three quarters incurred a charge of $2.8 million. This charge is included in segment profit.

19.	SUBSEQUENT EVENTS

	On July 10, 2010 the Copyright Board announced that it had certified new royalties to be collected by certain collectives in respect of commercial radio stations. The Company anticipates recording an expense increase in an approximate range of $6,000 to $8,000 in the fourth quarter to reflect the impact of the new royalties. The Company estimates that the future annual impact of these new royalties to be approximately $2,000 to $3,000 in incremental expenses. These increases relate primarily to certain newly certified tariffs that did not previously exist.

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